UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

☑	Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2006.
or

☐	Transition Report pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the transition period from __________ to _________.
Commission File Number: 0-16533
Sovereign Bancorp, Inc. Retirement Plan
(Full title of the plan)
Sovereign Bancorp, Inc.
1500 Market Street
Philadelphia, PA 19102
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office.)
Registrant’s telephone number, including
area code: (215) 557-4630
Notices and communications from the Securities and Exchange
Commission relating to this report should be forwarded to:
Sovereign Bancorp, Inc.
1130 Berkshire Boulevard
Wyomissing, PA 19610

Item 1. Financial Statements and Exhibits
a.	Financial Statements
1.	Report of Independent Registered Public Accounting Firm.

2.	Statements of Net Assets Available for Benefits as of December 31, 2006 and 2005.

3.	Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2006.

4.	Notes to Financial Statements.
Schedule
5.	Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
b.	Exhibit
23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm

Sovereign Bancorp, Inc. Retirement Plan
Financial Statements and Schedule
As of December 31, 2006 and 2005 and for the Year Ended December 31, 2006

Report of Independent Registered Public Accounting Firm
The Retirement Savings Plan Committee
Sovereign Bancorp, Inc.
     We have audited the accompanying statements of net assets available for benefits of the Sovereign Bancorp, Inc. Retirement Plan as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2006 and 2005, and the changes in its net assets available for benefits for the year ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.
     Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2006, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Ernst & Young LLP
Philadelphia, Pennsylvania,
June 26, 2007

Sovereign Bancorp, Inc. Retirement Plan
Statements of Net Assets Available for Benefits

	December 31, 2006
		Allocated	Unallocated
	401(k)	ESOP	ESOP	Total
Assets
Cash	$69,369	$—	$—	$69,369
Investments at fair value:
Common Stock	142,453,189	75,149,626	70,079,777	287,682,592
Registered investment companies	152,109,731	—	—	152,109,731
Common Collective Trust	56,258,264	—	—	56,258,264
Money Market Funds	46,395	—	45,932	92,327
Loans to participants	6,626,470	—	—	6,626,470

Total Assets	357,563,418	75,149,626	70,125,709	502,838,753

Liabilities
Due to brokers for securities purchased	151,011			151,011
Liability to plan sponsor for unallocated ESOP shares	—	—	25,966,947	25,966,947
Net assets available for benefits, reflecting all investments at fair value	$357,412,407	$75,149,626	$44,158,762	$476,720,795

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	362,262	—	—	362,262

Net assets available for benefits	$357,774,669	$75,149,626	$44,158,762	$477,083,057

	December 31, 2005
		Allocated	Unallocated
	401(k)	ESOP	ESOP	Total
Assets
Cash	$27,180	$—	$—	$27,180
Investments at fair value:
Common Stock	114,598,395	56,897,304	63,936,502	235,432,201
Registered investment companies	137,617,492	—	—	137,617,492
Common Collective Trust	28,094,846	—	—	28,094,846
Money Market Funds	188	—	34,376	34,564
Loans to participants	6,125,049	—	—	6,125,049

Total Assets	286,463,150	56,897,304	63,970,878	407,331,332

Liabilities
Liability to plan sponsor for unallocated ESOP shares	—	—	28,031,178	28,031,178

Net assets available for benefits, reflecting all investments at fair value	$286,463,150	$56,897,304	$35,939,700	$379,300,154

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	299,625	—	—	299,625

Net assets available for benefits	$286,762,775	$56,897,304	$35,939,700	$379,599,779

See accompanying notes.

Sovereign Bancorp, Inc. Retirement Plan
Statement of Changes in Net Assets Available for Benefits

	Year ended December 31, 2006
	401(k)	Allocated ESOP	Unallocated ESOP	Total

Additions
Investment income:
Net appreciation in fair value of investments	$33,292,999	$11,987,055	$14,904,715	$60,184,769
Interest and dividends	18,517,147	640,108	920,916	20,078,171

	51,810,146	12,627,163	15,825,631	80,262,940

Contributions:
Participants	25,533,040	—	—	25,533,040
Employer	12,429,099	—	3,956,504	16,385,603
Rollovers	5,730,397	—	—	5,730,397

Allocation to participants	—	8,759,956	(8,759,956)	—
Transfers from plan mergers	2,816,388	—	—	2,816,388
Interfund transfers	(54,846)	54,846	—	—

Total Additions	98,264,224	21,441,965	11,022,179	130,728,368

Deductions
Benefit payments	(27,151,740)	(3,103,283)	—	(30,255,023)
Interest expense	—	—	(2,803,117)	(2,803,117)
Administrative expenses	(100,590)	(86,360)	—	(186,950)

Total deductions	(27,252,330)	(3,189,643)	(2,803,117)	(33,245,090)

Net increase (decrease)	71,011,894	18,252,322	8,219,062	97,483,278

Net assets available for benefits at beginning of year	286,762,775	56,897,304	35,939,700	379,599,779

Net assets available for benefits at end of year	$357,774,669	$75,149,626	$44,158,762	$477,083,057

See accompanying notes.

Sovereign Bancorp, Inc. Retirement Plan
Notes to Financial Statements
December 31, 2006 and 2005
1.	Description of Plan
The following brief description of the Sovereign Bancorp, Inc. Retirement Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan Document for more complete information.
General
The Plan is a defined contribution plan covering all eligible employees of Sovereign Bancorp, Inc. and its subsidiaries (the Sponsor or Sovereign). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA)and the regulations of the Internal Revenue Code of 1986, as amended. Employees are eligible to participate in the 401(k) portion of the Plan once they have completed six months of service and are at least 21 years of age. Participation in the Employee Stock Ownership Plan (the ESOP) portion of the Plan requires 1,000 hours of service in a twelve consecutive month period and 21 years of age.
The ESOP portion of the Plan provides retirement benefits for participants and beneficiaries in the form of Sovereign common stock. The ESOP includes a leverage feature that was originally used to borrow $40,000,000 from the Sponsor and was used to purchase 6.4 million shares of the Sponsor’s common stock, which is adjusted to reflect stock splits and dividends declared on the Sponsor’s outstanding common stock. As the loan is repaid, shares of Sovereign common stock are released and become eligible for allocation to participant accounts. Accordingly, the financial statements of the Plan as of December 31, 2006 and 2005, and for the year ended December 31, 2006 present separately the assets and liabilities and changes therein pertaining to: (a) the accounts of employees with vested rights in allocated stock (allocated), and (b) stock not yet allocated to employees (unallocated).
As of December 31, 2006 and 2005, the Plan had an outstanding loan to the Sponsor of $25,966,947 (fair value of $26,243,300)and $28,031,178 (fair value of $33,891,264), respectively. The unallocated assets of the ESOP of $70,125,709 and $63,970,878 as of December 31, 2006 and 2005, respectively, collateralize the liability to the Sponsor. The average interest rate on the loan for the year ended December 31, 2006 was 10%. In May 2007, the loan to the Plan Sponsor was repaid. See Note 7 for further discussion.
Plan Mergers
During 2006, $2,816,388 of assets were transferred into the plan as a result of the Sponsor’s previous acquisitions that completed in 2005.

Sovereign Bancorp, Inc. Retirement Plan
Notes to Financial Statements
December 31, 2006 and 2005
Contributions
The 401(k) Plan: Participants may annually contribute up to 100% of their compensation on a pre-tax basis subject to Internal Revenue Code (IRS) limitations. Participants who have attained age 50 are eligible to make catch-up contributions, also subject to IRS limits. Participants may also rollover amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants may direct their contributions to various investment options consisting of Sovereign Bancorp, Inc. common stock, a common collective trust, money market funds and selected registered investment companies managed by affiliates of The Charles Schwab Trust Company (the Trustee) and other investment managers. Participants may not direct any future contributions to purchase the Wachovia Common Stock or Bank of America Common Stock, which were transferred or rolled over into the Plan as a result of certain prior acquisitions by Sovereign.
Sponsor matching contributions are invested in Sovereign Bancorp, Inc. common stock when they are initially credited to the participants’ accounts. Participants are then able to immediately direct Sponsor matching contributions to any of the Plan’s investment options.
The Sponsor matches 100% of the first 3% of compensation that the participant contributes, plus 50% of the next 2% of compensation that the participant contributes. Profit-sharing contributions are discretionary. There were no discretionary profit-sharing contributions for the Plan year ended December 31, 2006.
The ESOP: The annual contribution to the ESOP by the Sponsor is determined by the amortization schedule of the Loan Agreement between the Plan and the Sponsor. As the Plan makes each payment of principal and interest, an appropriate percentage of shares will be allocated to eligible employees. A participant who has attained age 55 and completed at least ten years of participation in this Plan (or its predecessor) may direct a portion of his or her interest in Sovereign ESOP Contribution Account not in excess of 25% of such interest during election period to the Plan’s various investment options. In the sixth year of the election period, the participant can direct 50% rather than 25% of his or her interest to the Plan’s various investment options.
Participant Accounts
The 401(k) Plan: Each eligible participant’s account is credited with the participant’s contributions and allocations of the Sponsor’s matching contributions and Plan earnings and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. Participants are 100% vested in their entire 401(k) account balances at all times. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.
The ESOP: Allocations are made to each eligible member who has at least 1,000 hours of service during the year and who is employed at December 31. Each participant receives an allocation in the ratio that such participant’s compensation bears to the total compensation of all eligible participants multiplied by the number of shares allocated. Participants also receive allocations of forfeitures of terminated participants’ nonvested accounts and related ESOP earnings. Allocations are based on participant compensation.

Sovereign Bancorp, Inc. Retirement Plan
Notes to Financial Statements
December 31, 2006 and 2005
Vesting in the ESOP participant account balances is based on years of service. A participant is 100 percent vested after 5 years of credited service. A participant with less than 5 years of credited service has no vested interest in his or her allocated ESOP account balance.
Participant Loans
Participants may borrow from their 401(k) accounts a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50% of their 401(k) account balance. Loan terms range to a maximum of 5 years and are secured by the balance in the participant’s account. Interest rates are fixed at the time of borrowing at the current prime rate plus 1% and ranged from 5.00% to 10.00% at December 31, 2006. Principal and interest are paid ratably through biweekly payroll deductions. Participants are not permitted to borrow from their ESOP accounts.
Payment of Benefits
Upon termination of service, a participant may receive a lump-sum distribution equal to the vested value of his or her account (mandatory for account balances less than $1,000) or have his or her account rolled over into an eligible retirement plan. The portion of a participant’s account invested in the Company’s common stock may, at the election of the participant, be distributed either in shares of the Company’s common stock or in cash.
Plan Termination
Although the Sponsor currently has no intention to do so, it has the authority to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, or upon a change in control of the Company (as defined in the Plan), participants will become 100% vested in their ESOP accounts.
2.	Summary of Significant Accounting Policies
Basis of Accounting
The Plan’s financial statements have been prepared on the accrual basis of accounting.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Sovereign Bancorp, Inc. Retirement Plan
Notes to Financial Statements
December 31, 2006 and 2005
New Accounting Pronouncement
In December 2005, the Financial Accounting Standards Board (FASB)issued Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), which requires investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a collective trust. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis. The Plan has adopted the provisions of the FSP at December 31, 2006. Furthermore, the requirements of the FSP have been applied retroactively to the Statement of Net Assets Available for Benefits as of December 31, 2005 for comparative purposes. Adoption of the FSP did not have a significant effect on the Plan’s financial statements.
Valuation of Investments and Income Recognition
The shares of registered investment companies are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year-end. The participant loans are valued at their outstanding balances, which approximate fair value. The Plan’s interest in the common collective trust which contains fully benefit responsive investment contracts are valued based on quoted redemption values at year end. The remainder of the Plan’s investments are stated at the aggregate fair market value which equals the quoted market price on the last business day of the plan year.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.
Administrative Expenses
Administrative expenses incurred by the Plan are paid by the Sponsor or by the Plan at the discretion of the Sponsor.

Sovereign Bancorp, Inc. Retirement Plan
Notes to Financial Statements
December 31, 2006 and 2005
3.	Investments
The fair value of individual investments that represent 5% or more of the Plan’s net assets at December 31, are as follows:

	2006	2005

Sovereign Bancorp, Inc. Common Stock *	$277,489,988	$225,695,137

Schwab Stable Value Select Fund (stated at contract value)	28,066,569	28,394,471

Schwab S&P 500 Index Select Fund	25,324,450	23,047,066

Dodge & Cox Stock Fund	45,836,616	33,252,927

*	The ESOP portion of the Sovereign Bancorp, Inc. Common Stock ($145,229,403 and $120,833,806 at December 31, 2006 and 2005, respectively) is non-participant directed.
During 2006, the Plan’s investments (including investments bought, sold, as well as held during the year) appreciated in fair value as determined by quoted market prices as follows:

Year ended
December 31, 2006
Registered investment companies	$10,898,883
Common stock	45,860,588
Common collective trust	3,425,298

$60,184,769

4.	Risks and Uncertainties
The Plan invests in both debt and equity investment securities. Investment securities are exposed to various risks such as interest rates, market rates and credit default risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits. See Note 3 for the schedule of investments greater than 5% of Plan’s net assets.

Sovereign Bancorp, Inc. Retirement Plan
Notes to Financial Statements
December 31, 2006 and 2005
5.	Income Tax Status
The Plan has received a determination letter from the Internal Revenue Service dated August 21, 2003, stating that the Plan is qualified under Sections 401(a) and 401(k) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualifications. In January 2007, an application was made to the Internal Revenue Service for a determination that the Plan continues to be qualified in form. The Sponsor has indicated that it will take the necessary steps, if any, to maintain the Plan’s qualified status.
6.	Transactions with Parties-In-Interest
The Plan held 10,930,330 and 10,439,183 shares of common stock of the Sponsor at December 31, 2006 and 2005, respectively.
During 2006, the Plan received $3,187,362 in cash dividends from the Sponsor. Fees paid during the year by the Plan for trustee and record-keeping services were based on customary and reasonable rates for such services.
The Charles Schwab Trust Company is the trustee as defined by the Plan. Certain Plan investment options are managed by the trustee and transactions relating to these investment options qualify as party-in-interest transactions. These transactions are covered by an exemption from the “prohibited transaction” provisions of ERISA and the Code.
The Plan has a liability to the Plan Sponsor of $25,966,947 and $28,031,178 as of December 31, 2006 and 2005, respectively, and during 2006, $2,803,117 of interest expense was recognized related to this liability.
7.	Subsequent Event
In June 2006, Sovereign Bancorp, Inc. acquired Independence Community Bank Corp (ICBC). The Sponsor merged ICBC Plan assets of $47,250,677 into the Plan in March 2007.
Sovereign’s executive management team and Board of Directors decided, during the first quarter of 2007, to freeze the ESOP portion of the Plan in 2007. The liability of the ESOP to Sovereign was repaid on May 3, 2007 utilizing proceeds from the sale of a portion of the unallocated shares held by the ESOP. Unallocated ESOP shares remaining after the loan was repaid have been allocated to participants. All participants who were actively employed by Sovereign on May 3, 2007 became 100% vested in their ESOP account balance. Participants were permitted to reallocate their interests in the ESOP portion of the Plan to any of the Plan’s various investment options in accordance with the IRS diversification procedures.

Sovereign Bancorp, Inc. Retirement Plan
Notes to Financial Statements
December 31, 2006 and 2005
8.	Differences between Financial Statements and Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2006	2005

Net assets available for benefits per the financial statements	$477,083,057	$379,599,779
Adjustment from fair value to contract value for fully benefit- responsive investment contracts	(362,262)	—

Net assets available for benefits per the Form 5500	$476,720,795	$379,599,779

The following is a reconciliation of investment income per the financial statements to the Form 5500:

Year ended
December 31
2006

Total investment income per the financial statements	$80,262,940
Adjustment from fair value to contract value for fully benefit- responsive investment contracts	(362,262)

Total investment income per the Form 5500	$79,900,678

Sovereign Bancorp, Inc. Retirement Plan
EIN number 23-2453088 Plan No.: 002
Schedule H, Line 4i —
Schedule of Assets (Held at End of Year)
December 31, 2006

	Description of Investment,
	Including Maturity Date, Rate of
Identity of Issue, Borrower,	Interest, Collateral, Par or		Current
Lessor, or Similar Party	of Maturity Value	Cost	Value

*Schwab US Treasury Money Fund	Money Market Fund	**	$45,621
*Stock Liquidity	Money Market Fund	**	46,589
*Stock Liquidity 2	Money Market Fund	**	94
*Stock Liquidity 4	Money Market Fund	**	23

Wachovia Corporation	Common Stock	**	3,728,974
Bank of America	Common Stock	**	6,463,630
*Sovereign Bancorp, Inc.	Common Stock (ESOP)	$40,084,842	145,229,403
*Sovereign Bancorp, Inc.	Common Stock (401(k))	**	132,260,585

Europacific Growth Fund	Registered Investment Company	**	18,368,875
BGI Bond	Registered Investment Company	**	11,926,222
GE U.S. Equity Fund	Registered Investment Company	**	17,147,532
Goldman Sachs Small Cap Equity	Registered Investment Company	**	9,684,044
Growth Fund of America	Registered Investment Company	**	20,154,495
TWC Galileo Value Fund	Registered Investment Company	**	3,667,497
*Schwab S&P 500 Index Select Fund	Registered Investment Company	**	25,324,450
Dodge & Cox Stock Fund	Registered Investment Company	**	45,836,616

*Schwab Stable Value Select Fund	Common Collective Trust	**	28,066,569
*Schwab Retirement Money Fund 2010	Common Collective Trust	**	7,568,979
*Schwab Retirement Money Fund 2020	Common Collective Trust	**	9,495,117
*Schwab Retirement Money Fund 2030	Common Collective Trust	**	5,948,946
*Schwab Retirement Money Fund 2040	Common Collective Trust	**	2,534,832
*Schwab Retirement Money Fund Inc	Common Collective Trust	**	2,643,821

*Participant loans	Interest rates ranging from 5.00% to 10.00%	**	6,626,470

			$502,769,384

*	Indicates party-in-interest to the Plan.

**	Cost is not required for participant-directed investments.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Retirement Savings Plan Committee of the Sovereign Bancorp, Inc. Retirement Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

SOVEREIGN BANCORP, INC. RETIREMENT PLAN
Date: June 28, 2007	By	/s/ Thomas J. McAuliffe
Thomas J. McAuliffe,
Executive Vice President of Human Resources

Exhibit Index
     Exhibit

23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm